Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 12/31/2018

($000’s)

12/31/2018
Assets
Cash and Balances Due From Depository Institutions	$21,369,509
Securities	111,246,751
Federal Funds	101,423
Loans & Lease Financing Receivables	284,800,984
Fixed Assets	3,721,348
Intangible Assets	12,896,259
Other Assets	25,340,330

Total Assets	$459,476,604
Liabilities
Deposits	$356,297,122
Fed Funds	2,426,334
Treasury Demand Notes	0
Trading Liabilities	783,326
Other Borrowed Money	34,725,959
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	12,916,232

Total Liabilities	$410,948,973
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	33,443,222
Minority Interest in Subsidiaries	799,294

Total Equity Capital	$48,527,631
Total Liabilities and Equity Capital	$459,476,604